Exhibit 12.1
FREEPORT-McMoRan INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(in millions except ratios)

	For the years ended December 31,
	2017	2016		2015		2014		2013

Income (loss) before income taxes and equity in affiliated companies' net earnings (losses)	$2,902	(3,472)		(14,128)		(800)		4,390
Amortization of previously capitalized interest	91	84		71		55		45
Less capitalized interest	(121)	(99)		(215)		(235)		(174)
Less preferred dividends of a consolidated subsidiary	—	(38)		(47)		(53)		(31)

Earnings (losses) from continuing operations before fixed charges	$2,872	(3,525)		(14,319)		(1,033)		4,230

Fixed charges:
Interest expense, net of capitalized interest	$807	726		618		648		533
Capitalized interest	121	99		215		235		174
Amortization of debt expenses, premiums and and discounts	(6)	29		(1)		(42)		(32)
Interest portion of rental expense	16	18		18		21		18
Preferred dividends of a consolidated subsidiary	—	38		47		53		31

Total fixed charges	$938	910		897		915		724

Adjusted earnings	3,810	(2,615)		(13,422)		(118)		4,954

Ratio of earnings to fixed charges[a]	$4.1	—	[b]	—	[c]	—	[d]	6.8

a.
For purposes of computing the consolidated ratio of earning to fixed charges, earnings consist of income (loss) before income taxes and equity in affiliated companies' net earnings (losses). Noncontrolling interests were not deducted from earnings as all such subsidiaries had fixed charges. Fixed charges consist of interest (including capitalized interest) of all indebtedness; amortization of debt discounts, premiums and expenses; the portion of rental expense that FCX believes to be representative of interest; and preferred stock dividends of a consolidated subsidiary. The ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges for the years presented because no shares of preferred stock were outstanding during these years.

b.	As a result of the loss recorded in 2016, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $3.5 billion to achieve coverage of 1:1 in 2016.

c.	As a result of the loss recorded in 2015, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $14.3 billion to achieve coverage of 1:1 in 2015.

d.	As a result of the loss recorded in 2014, the ratio coverage was less than 1:1. FCX would have needed to generate additional earnings of $1.0 billion to achieve coverage of 1:1 in 2014.